     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2000

                                                      REGISTRATION NO. 333-95877
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                     -------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                     -------------------------------------

A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND
                                  FOCUS SERIES
                       INTERNATIONAL TECHNOLOGY PORTFOLIO
                                 2000 SERIES A
                           (FORMERLY FOCUS SERIES 16)
                              DEFINED ASSET FUNDS

B. NAME OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                            PAINEWEBBER INCORPORATED
                            DEANWITTER REYNOLDS INC.

C. COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

                     MERRILL LYNCH, PIERCE, FENNER & SMITH
                                  INCORPORATED
                              DEFINED ASSET FUNDS
                                 P. O. BOX 9051
                            PRINCETON, NJ 08543-9051


PAINEWEBBER INCORPORATED
   1285 AVENUE OF THE
        AMERICAS
   NEW YORK, NY 10019
                                                      DEAN WITTER REYNOLDS INC.
                                                           TWO WORLD TRADE
                                                         CENTER--59TH FLOOR
                                                         NEW YORK, NY 10048

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

                              TERESA KONCICK, ESQ.
                                 P.O. BOX 9051
                            PRINCETON, NJ 08543-9051


                                  COPIES TO:
    ROBERT E. HOLLEY        PIERRE DE SAINT PHALLE,      DOUGLAS LOWE, ESQ.
   1285 AVENUE OF THE                ESQ.             DEAN WITTER REYNOLDS INC.
        AMERICAS             450 LEXINGTON AVENUE          TWO WORLD TRADE
   NEW YORK, NY 10019         NEW YORK, NY 10017       CENTER--59TH FLOOR NEW
                                                           YORK, NY 10048

E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the Registration Statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                        SUBJECT TO COMPLETION, PRELIMINARY
PROSPECTUS DATED MARCH 29, 2000

                           DEFINED ASSET FUNDS--REGISTERED TRADEMARK--
                           ----------------------------------------------------

                           EQUITY INVESTOR FUND
                           FOCUS SERIES
                           INTERNATIONAL TECHNOLOGY PORTFOLIO
                           2000 SERIES A
                           (A UNIT INVESTMENT TRUST)
                           -  DESIGNED FOR CAPITAL APPRECIATION
                           -  AGGRESSIVE GROWTH TECHNOLOGY STOCKS

    SPONSORS:
    MERRILL LYNCH,
    PIERCE, FENNER &       -----------------------------------------------------
    SMITH INCORPORATED     The Securities and Exchange Commission has not
    PAINEWEBBER            approved or disapproved these Securities or passed
    INCORPORATED           upon the adequacy of this prospectus. Any
    DEAN WITTER REYNOLDS   representation to the contrary is a criminal offense.
    INC.                   Prospectus dated         , 2000.

--------------------------------------------------------------------------------

Defined Asset Funds-SM-
Defined Asset Funds-Registered Trademark- is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
  - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.

CONTENTS
                                         PAGE
                                         ----

Risk/Return Summary....................     3
What You Can Expect From Your
  Investment...........................     6
  Income...............................     6
  Records and Reports..................     6
The Risks You Face.....................     6
  Concentration Risk...................     6
  Foreign Issuer Risk..................     6
  Litigation and Legislation Risks.....     7
Selling or Exchanging Units............     7
  Sponsors' Secondary Market...........     7
  Selling Units to the Trustee.........     8
  Rollover/Exchange Option.............     8
How The Fund Works.....................     9
  Pricing..............................     9
  Evaluations..........................    10
  Income...............................    10
  Expenses.............................    10
  Portfolio Changes....................    11
  Portfolio Termination................    11
  No Certificates......................    12
  Trust Indenture......................    12
  Legal Opinion........................    12
  Auditors.............................    13
  Sponsors.............................    13
  Trustee..............................    13
  Underwriters' and Sponsors'
    Profits............................    13
  Public Distribution..................    14
  Code of Ethics.......................    14
  Year 2000 Issues.....................    14
  Advertising and Sales Literature.....    14
Taxes..................................    15
Supplemental Information...............    16
Financial Statements...................    17
  Report of Independent Accountants....    17
  Statement of Condition...............    17

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY

 1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
  -  The objective of this Defined Fund is
     potential capital appreciation by
     investing for a period of about one year in a portfolio of international technology companies selected by the
     Agent for the Sponsors.
  -  You can participate in the Portfolio by
     purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of dividend income and principal distributions, if any.

 2.  WHAT IS THE PORTFOLIO'S INVESTMENT
     STRATEGY?
  -  The Portfolio will consist of
     approximately 33 stocks representing
     Europe, Asia, Latin America and Canada.
  - By region, the stocks are selected based on relative ratings, market capitalization and earnings.
  - With the dawn of the 21st century, we are moving closer to one global economy. In our view, technology and telecommunications continue to be two important investment pillars, with increasing international opportunities.
     We anticipate that a strengthening global economy, e-commerce and restructuring will increase price competition.
     Inflation is likely to remain low.
     Industrialization of many third-world
     countries is creating a need for
     communications infrastructure.
     Privatization of formerly state-owned
     industries, many in the
     telecommunications field, opens further
     investment possibilities. With technology and telecommunications leading the way, we believe a number of international regions and industries may benefit in the new century.

  -  EUROPE--We anticipate that, since
     bouncing back from recession in the
     1990s, Europe will continue to be a
     strong growth market, especially in the
     area of new technologies. Further trade
     liberalization and decreasing border
     restrictions are likely to encourage this economic growth. We believe there will be a strong focus on semiconductors, wireless communications, software technologies and internet capabilities.
  -  ASIA--Asia's trademark adaptability
     continues, as the region once again
     upgrades for competitive advantage--from clothing, textiles and toys 20 years ago to automobiles and electronic goods a decade ago and now the information technology, components and software. Asia is slowly recovering from its economic slump. Investment is increasingly technology driven. In Japan, for example, particular strengths seem to be miniaturization, digitalization and flat panel screen technologies. These are all key to wireless data communications.

  -  LATIN AMERICA--Orderly elections in
     Mexico, Argentina and Chile, the prospect of global economic growth and a recovery in the prices of many key commodities have improved the region's economic outlook. Consequently, investors may be facing the most attractive regional investment climate in at least four years. With growing demand for telecommunication and Internet services in the Spanish- and Portuguese-speaking communities throughout the world, we believe these Latin American companies maybe well positioned for the near future.

  -  CANADA--Intense market interest in
     optical networking has benefited some of Canada's technology stocks. Canadian inflation and unemployment have stayed at comfortably low levels, while the
     Canadian stock market managed a strong,
     although narrow, recovery. We believe the positive economic outlook may drive the market even higher.

--------------------------------------------------------------------------------
                               Defined Portfolio
-------------------------------------------------------------------

Equity Investor Fund
Focus Series
International Technology Portfolio 2000 Series A
Defined Asset Funds

                                                                              PRICE
                                        TICKER          PERCENTAGE          PER SHARE             COST
NAME OF ISSUER                          SYMBOL       OF PORTFOLIO (1)     TO PORTFOLIO      TO PORTFOLIO (2)
-------------------------------------------------------------------------------------------------------------
 1.                                                              %          $                 $
 2.
 3.
 4.
 5.
 6.
 7.
 8.
 9.
10.
11.
12.
13.
14.
15.
16.
17.
18.
19.
20.
21.
22.
23.
24.
25.
                                                           ------                             -----------
                                                           100.00%                            $
                                                           ======                             ===========

----------------------------
(1) Based on Cost to Portfolio.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 30, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.
 + The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.
 * Only these stocks currently pay dividends.

                          ----------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
                               Defined Portfolio
-------------------------------------------------------------------

Equity Investor Fund
Focus Series
International Technology Portfolio 2000 Series A
Defined Asset Funds

                                                                              PRICE
                                        TICKER          PERCENTAGE          PER SHARE             COST
NAME OF ISSUER                          SYMBOL       OF PORTFOLIO (1)     TO PORTFOLIO      TO PORTFOLIO (2)
-------------------------------------------------------------------------------------------------------------
26.                                                              %          $                 $
27.
28.
29.
30.
31.
32.
33.
34.
35.
36.
37.
38.
39.
40.
41.
42.
43.
44.
45.
46.
47.
48.
49.
50.
                                                           ------                             -----------
                                                           100.00%                            $
                                                           ======                             ===========

----------------------------
The Sponsors may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
 + The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.
 * Only these stocks currently pay dividends.
                          ----------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
RISK/RETURN SUMMARY (CONTINUED)

     -- The Portfolio is not an appropriate
        investment for investors seeking
        preservation of capital or current
        income.
     -- Because all of the Portfolio stocks are in the international technology sector, this Portfolio is not designed to be a
        complete equity investment program.

  - The Portfolio plans to hold the stocks in the Portfolio for about one year. At the end of the year, we will liquidate the Portfolio and apply the same strategy to select a new portfolio, if available.
  - Each International Technology Portfolio is designed to be part of a longer term strategy. We believe that more consistent results are likely if the strategy is followed for at least three to five years but you are not required to stay with the strategy or to roll over your investment.
     You can sell your units any time.

 3.  WHAT TECHNOLOGY INDUSTRY SECTORS ARE
     REPRESENTED IN THE PORTFOLIO?

     Based upon the principal business of each issuer and current market values, the Portfolio represents the following technology industry groups:

 4.  WHAT ARE THE SIGNIFICANT RISKS?
     YOU CAN LOSE MONEY BY INVESTING IN THE
     PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS
     REASONS, INCLUDING:
  -  The Portfolio is composed of aggressive
     growth stocks in the international
     technology industry that are subject to
     extreme price volatility. Therefore, the
     Portfolio may be considered speculative.
     Investors may want to consider their risk tolerance and investment time horizon before investing in this Portfolio.
  -  Dividend rates on the stocks or share
     prices may decline during the life of the Portfolio.
  - Because the Portfolio is concentrated in stocks in the international technology sector, adverse developments in this industry may affect the value of your units. These risks are discussed later in this prospectus under "Concentration
     Risk."
  - The Portfolio may continue to purchase or hold the stocks originally selected even though their market value may have changed.
  -  The Portfolio does not reflect any
     investment recommendations of the
     Sponsors, and any one or more of the
     stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.

 5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?
     Yes, if you want capital appreciation. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in equity securities of different issuers. Because all of the Portfolio stocks are concentrated in the technology sector, this Portfolio is not designed to be a complete equity investment program.

     The Portfolio is NOT appropriate for you if you are unwilling to take the additional risk involved with an aggressive growth equity investment. It may not be appropriate for you if you are seeking preservation of capital or current income.

 6.  WHAT ARE THE PORTFOLIO'S FEES AND
     EXPENSES?
     This table shows the costs and expenses
     you may pay, directly or indirectly, when you invest in the Portfolio.

     INVESTOR FEES

     Maximum Sales Fee (Load) on
     new purchases (as a percentage
     of $1,000 invested)                       2.50%

     You will pay an up-front sales fee of
     approximately 1.00%, as well as a total
     deferred sales fee of $15.00 ($1.50 per 1,000 units deducted from the Portfolio's net asset value on and the first of each month thereafter through , 2001).
     ESTIMATED ANNUAL OPERATING EXPENSES

                                             %       $       0.
     Trustee's Fee
                                             %       $       0.
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
                                      AS A % OF        AMOUNT
                                         NET         PER 1,000
                                       ASSETS          UNITS
                                      ---------      ---------
     value on and the
     first of each month thereafter through
     , 2001).
                                             %       $       0.
     Creation and   Development Fee
                                             %       $       0.
     Other Operating Expenses
                                      -------        ----------
                                             %       $
     TOTAL

     The Creation and Development Fee
     (estimated $.00248 per unit) compensates the Sponsors for the creation and development of the Portfolio and is computed based on the Portfolio's average daily net asset value through the date of collection. This fee historically had been included in the sales fee.

     ORGANIZATIONAL COSTS per 1,000
     units (deducted from Portfolio
     assets at the close of the initial
     offering period)                        $1.00

     EXAMPLE
     This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.
     The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

     1 Year  3 Years  5 Years  10 Years
       $        $        $        $

     The aggregate fees and expenses will not exceed the applicable NASD limit which is 6.25% of the initial public offering price.

 7.  IS THE PORTFOLIO MANAGED?

     Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsors monitor the portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsors are not likely to do so.

 8.  HOW DO I BUY UNITS?
     The minimum investment is $250.

     You can buy units from the Sponsors and
     other broker-dealers. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.

     UNIT PRICE PER 1,000 UNITS          $999.
     (as of March 30, 2000)

     Unit price is based on the net asset value of the Portfolio plus the up-front sales fee.
     Unit price also includes the estimated
     organization costs shown above per 1,000
     Units, to which no sales fee has been
     applied.
     The Portfolio stocks are valued by the
     Trustee on the basis of their closing
     prices at 4:00 p.m. Eastern time every
     business day. Unit price changes every day with changes in the prices of the stocks.

 9.  HOW DO I SELL UNITS?
     You may sell your units at any time to the Sponsors or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.

10.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
     The Fund pays distribution of any dividend
     income on the 25th day of           , 2000,
     if you own units on the 10th of those
     months. Distribution of ordinary income
     will be dividends for federal income tax
     purposes, and may be eligible for the
     dividends received deduction for
     corporations. Distribution to foreign
     investors will generally be subject to
     withholding taxes.

11.  WHAT OTHER SERVICES ARE AVAILABLE?

     REINVESTMENT
     You may choose to reinvest your
     distributions into additional units of the Portfolio. Unless you choose reinvestment, you will receive your distributions in cash.

     EXCHANGE PRIVILEGES
     If you continue to hold your units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Portfolio from certain other Defined
     Asset Funds.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

Any dividend income will be distributed to you one time during the life of the Portfolio. There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:
- a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
- a final report on Portfolio activity; and
- tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED. PLEASE CONTACT YOUR TAX ADVISER IN THIS REGARD.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

CONCENTRATION RISK

When stocks in a particular industry make up 25% or more of the Portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified.

Here is what you should know about the Portfolio's concentration in technology stocks. Technology stocks tend to be relatively volatile as compared to other types of investments. These kinds of companies
  - are rapidly developing and highly competitive, both domestically and internationally;
  - may be smaller and less seasoned companies with limited product lines, markets or financial resources and limited management or marketing personnel; and
  - are affected by
    -- worldwide scientific and technological developments (and resulting product obsolescence);
    -- government regulation;
    -- increase in material or labor costs;
    -- changes in distribution channels; and -- the need to manage inventory levels in line with product demand.

Other risk factors include:
  - short product life cycles;
  - aggressive pricing and reduced profit margins;
  - dramatic and often unpredictable changes in growth rates;
  - frequent new product introduction and the need to enhance existing products; and
  - intense competition from large established companies and potential competition from small start up companies.

Technology companies are also dependent to a substantial degree upon skilled professional and technical personnel and there is considerable competition for the services of qualified personnel in the industry.

FOREIGN ISSUER RISK

Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers. They may include:
  - political and economic developments;
  - possibility of withholding taxes;
  - exchange controls or other governmental restrictions on the payment of dividends;
  - less publicly available information; and
  - absence of uniform accounting, auditing and financial reporting standards, practices and requirements.

AMERICAN DEPOSITARY SHARES AND RECEIPTS

American depositary shares and receipts are issued by an American bank or trust company to evidence ownership of underlying common stock issued by a foreign corporation and deposited in a depositary facility. The terms and conditions of the depositary facility may result in less liquidity or lower market prices for the ADRs than for the underlying shares. Certain of the Portfolio Securities were purchased in ADR form in the United States.

LIQUIDITY

Sales of foreign securities in United States securities markets are ordinarily subject to severe restrictions and will generally be made only in foreign securities markets. You should know that:
  - securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States;
  - a foreign market's liquidity might become impaired as a result of economic or political turmoil, or if relations between the United States and such foreign country deteriorate markedly; and
  - the principal trading market for the Portfolio Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Portfolio Securities.

LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:
  - reducing the dividends-received deduction or
  - increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:
  - ADDING the value of the Portfolio Securities, cash and any other Portfolio assets;
  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling we will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $250,000, you may choose to receive your distribution "in-kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:
  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION

When this Portfolio is about to terminate, you may have the option to roll your proceeds into a new International Technology Portfolio if one is available.

If you notify your financial adviser by           , 2001 your units will be
redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new International Technology Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you are eligible and you so choose, an in-kind distribution) after the Portfolio terminates.

The Portfolio will terminate by          , 2001. However, the Sponsors may
extend the termination date for a period no longer than 30 days without notice to Unitholders. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your Units at any time prior to termination.

If you continue to hold your units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Fund from certain other Defined Asset Funds. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:
  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.

The deferred sales fee is generally a charge of $1.50 per 1,000 units and is accrued in ten installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution. (This deduction will be waived in the event of the death or disability, as defined in the Internal Revenue Code of 1986, of an investor). The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME
- The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.
- Each unit receives an equal share of distributions of dividend income net of estimated expenses. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  - costs of actions taken to protect the Portfolio and other legal fees and expenses;
  - expenses for keeping the Portfolio's registration statement current; and
  - Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

The maximum sales fee is 2.50%. If you hold units in certain eligible accounts offered by the Sponsors, you will pay no sales fee. Employees and non-employee directors of the Sponsors may be charged a reduced sales fee of no less than $5.00 per 1,000 Units. If your aggregate sales fee is less than the deferred sales fee, you will be given additional units which will decrease the effective maximum sales fee to the amount shown below.

The maximum sales fee is effectively reduced if you invest as follows:

                         YOUR MAXIMUM SALES
    IF YOU INVEST:          FEE WILL BE:
    --------------       ------------------
Less than $50,000               2.50%
$50,000 to $99,999              2.25%
$100,000 to $249,999            1.75%
$250,000 to $999,999            1.50%
$1,000,000 to
$4,999,999                      0.75%
$5,000,000 or more              0.35%

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio.

We decide whether to offer for sale units that we acquire in the secondary market after reviewing:
  - diversity of the Portfolio;
  - size of the Portfolio relative to its original size;
  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.

If the Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
  - it fails to perform its duties;
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  - the Sponsors determines that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
  - remove it and appoint a replacement Sponsor;
  - liquidate the Portfolio; or
  - continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as Agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

THE SPONSORS ARE:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051

PAINEWEBBER INCORPORATED (a wholly owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of The Americas,
New York, NY 10019

DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.) Two World Trade Center--59th Floor,
New York, NY 10048

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Bank of New York, Unit Trust Department, P.O. Box 974, Wall Street Division, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

UNDERWRITER'S AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

During the initial offering period, the Sponsors may realize profits or sustain losses on units they hold due to fluctuations in the price per unit. The
Sponsors experienced a loss of $    on the initial date of deposit
of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales charges and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which it buys units and the prices at which it resells or redeems them.

PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed during the first year.

                                DEALER CONCESSION
                                        AS
                                  A % OF PUBLIC
          AMOUNT PURCHASED        OFFERING PRICE
          ----------------      -----------------
         Less than $50,000             2.00%
         $50,000 to $99,999            1.80%
         $100,000 to
         $249,999                      1.45%
         $250,000 to
         $999,999                      1.25%
         $1,000,000 and over           0.50%

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS

The Portfolio and the Agent for the Sponsors have each adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its employees with access to information on Portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Portfolio securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Portfolio and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). To date, we are not aware of any major operational difficulties resulting from the computer system changes necessary to prepare for the Year 2000. However, there can be no assurance that the Year 2000 Problem will not adversely affect the issuers of the securities contained in the Portfolio. We cannot predict whether any impact would be material to the Portfolio as a whole.

ADVERTISING AND SALES LITERATURE

Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio.

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Sales literature and articles may state research opinions on the economy, countries and industry sectors and include a list of funds generally appropriate for pursuing these recommendations.

TAXES

The following summarizes the material income tax consequences of holding Units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio intends to qualify for special tax treatment as a regulated investment company so that it will not be subject to federall income tax on the portion of its taxable incomethat it distributes to investors in a timely manner.

You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends-received deduction if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

DISTRIBUTIONS

Distributions to you of the Portfolio's dividend income and of the Portfolio's gains from Securities it has held for one year or less will generally be taxed to you as ordinary income, tot he extent of the Portfolio's taxable income not attributable to the Portfolio's net capital gain. Distributions to you in excess of the Portfolio's taxable income willb e treated as a return of capital and will reduce your basis in your Units. Tot he extent such distributions exceed your basis, they will be treated as gain from the sale of your Units.

Distributions to you that are treated as ordinary income will constitute dividends for federal income tax purposes. Corporate investors may be eligible for the 70% dividends-received deduction with respect to these distributions. You should consult your tax adviser in this regard.

Distributions to you of the Portfolio's net capital gain will generally be taxable to you as long-term capital gain, regardless of how long you have held your Units.

Dividends received by the Portfolio from foreign issuers will in most cases be subject to withholding taxes, although these taxes may be reduced by treaties between the United States and the relevant country.

GAIN OR LOSS UPON DISPOSITION

You will generally recognize capital gain or loss when you dispose of your Units. If you receive Securities upon redemptio of your Units (including pursuant to the rollover option), you will generally recognize capital gain or loss equal to the difference between your basis in your Units and the fair market value of the Securities received in redemption.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss that you recognize upon disposition of your Units will be long-term if you have held your Units for more than one yea rand short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR BASIS IN THE SECURITIES

Your aggregate basis in the Units will generally be equal to the cost of your Units, including the initial sales charge. You should not increase your basis in your Units by deferred sales charges, organizational expenses or by any portion of the Creation and Development Fee.

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to a 30% withholding tax (or a lower applicable treaty rate) on distributions. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Equity Investor Fund, Focus Series, International Technology Portfolio 2000 Series A, Defined Asset Funds (the "Portfolio"):

We have audited the accompanying statement of condition and the related defined
portfolio included in the prospectus of the Portfolio as of March   , 2000. This
financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in
all material respects, the financial position of the Portfolio as of March   ,
2000 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, NY
March   , 2000
                  STATEMENT OF CONDITION AS OF MARCH   , 2000

TRUST PROPERTY

Investments--Contracts to purchase Securities(1).........  $
                                                           --------------------
        Total............................................  $
                                                           ====================
LIABILITY AND INTEREST OF HOLDERS
    Reimbursement of Sponsor for organization
     expenses(2).........................................  $
                                                           --------------------
    Subtotal
                                                           --------------------
Interest of Holders of        Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................  $
  Gross underwriting commissions and organization
    expenses(5)(2).......................................                     ()
                                                           --------------------
    Subtotal
                                                           --------------------
        Total............................................
                                                           ====================

------------

(1) Aggregate cost to the Portfolio of the securities listed under Defined
    Portfolio determined by the Trustee at 4:00 p.m., Eastern time on March   ,
    2000. The contracts to purchase securities are collateralized by an
    irrevocable letter of credit which has been issued by         Bank, New York
    Branch, in the amount of $         and deposited with the Trustee. The
    amount of the letter of credit includes $         for the purchase of
    securities.
(2) A portion of the Public Offering Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $1.00 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.
(3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999. per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent business day will vary.
(4) Aggregate public offering price computed on the basis of the value of the
    underlying securities at 4:00 p.m., Eastern time on March   , 2000.
(5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $1.50 per 1,000 Units is
    payable on                      and on the 1st day of each month thereafter
    through         , 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to
            , 2001, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

              Defined
            Asset Funds-Registered Trademark->

HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         FOCUS SERIES
recent free Information                  INTERNATIONAL TECHNOLOGY PORTFOLIO
Supplement that gives more               2000 SERIES A
details about the Fund,                  (A Unit Investment Trust)
by calling:                              ---------------------------------------
The Bank of New York                     This Prospectus does not contain
1-800-221-7771                           complete information about the
                                         investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-95877) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                         --03/00

                                    PART II

             Additional Information Not Included in the Prospectus

       A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221
          PaineWebber Incorporated....................................        8-16267
          Dean Witter Reynolds Inc. ..................................        8-14172

                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          PaineWebber Incorporated....................................       13-2638166
          Dean Witter Reynolds Inc. ..................................       94-0899825
          The Bank of New York, Trustee...............................       13-4941102

                                  UNDERTAKING

Each of the Sponsors undertakes that it will not make any amendment to this Registration Statement which includes material changes without submitting the amendment for staff review prior to distribution.

                         SERIES OF EQUITY INVESTOR FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                      SEC
SERIES NUMBER                                                     FILE NUMBER
-------------                                                     -----------
S&P Industrial Portfolio 1998 Series H......................       333-64577
"MERIT" 1987 Series (The Merrill Equity Research Investment
    Trust)..................................................        33-10989

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    The Signatures.

    The following exhibits:

      1.1     -- Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to
              Amendment No. 2 to the Registration Statement on Form S-6 of Equity
                Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset
                Funds, Reg. No. 33-58535).
      1.1.1   -- Form of Standard Terms and Conditions of Trust Effective as of
              October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the
                Registration Statement of Municipal Investment Trust Fund, Multistate
                Series-48, 1933 Act File No. 33-50247).
      1.2     -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the
                Securities Act of 1933 of The Corporate Income Fund, One Hundred
                Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
      1.11.1  -- Merrill Lynch Code of Ethics (incorporated by reference to Exhibit
              1.11.1 to Post-Effective Amendment No. 2 to the Registration Statement
                of Equity Participation Series, Low Five Portfolio, Defined Asset
                Funds, 1933 Act File No. 333-05685).
      1.12.1  -- Equity Investor Fund Code of Ethics (incorporated by reference to
              Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the Registration
                Statement of Equity Participation Series, Low Five Portfolio, Defined
                Asset funds, 1933 Act File No. 333-05685).
      3.1     -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading "How
                The Fund Works--Legal Opinion" in the Prospectus.
      5.1     --Consent of independent accountants.
      9.1     -- Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio
                1999 International Series A (United Kingdom Portfolio), 1933 Act File
                No. 333-70593).

                                   SIGNATURES

    The registrant hereby identifies the series number of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 29TH DAY OF MARCH, 2000.

                    SIGNATURES APPEAR ON PAGE R-3, R-4 AND R-5.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS
     By JAY M. FIFE
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON
     By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039, 333-47553 and 333-89009

     BRUCE F. ALONSO
     RICHARD M. DeMARTINI
     RAYMOND J. DROP
     JAMES F. HIGGINS
     JOHN J. MACK
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     PHILIP J. PURCELL
     JOHN H. SCHAEFER
     THOMAS C. SCHNEIDER
     ALAN A. SCHRODER
     ROBERT G. SCOTT
     By MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)